Freeport-McMoran Copper & Gold, Inc.	Douglas N. Currault II
One North Central Avenue	Secretary
Phoenix, Arizona 85004	Telephone: 602-366-8093

January 11, 2008

Via EDGAR and Fax Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: Carmen Moncada-Terry
Re:	Freeport-McMoRan Copper & Gold Inc.
Definitive 14A
Filed June 5, 2007
File No. 1-11307-01

Dear Ms. Moncada-Terry:

Freeport-McMoRan Copper & Gold Inc. (the “Company” or “we”) hereby submits this letter in response to the follow-up comment received from the Commission’s staff (the “Staff”) by facsimile dated December 7, 2007, in connection with the Company’s definitive proxy statement filed on June 5, 2007 (the “Proxy Statement”).  We have numbered and reproduced below the full text of the Staff’s comment in italics, followed by our response.

General

Comment 1:   We note your response to our prior comment 19 and reissue the comment in part. Please explain the reasons why your contributions to the non-qualified contribution plan were set at the disclosed levels. Also discuss how you determined to award certain perquisites and the reasons for awarding the perquisites.

Response 1:   Our non-qualified defined contribution plan was put in place in 1996 and provides those employees considered “highly compensated” under applicable IRS rules, including our executive officers, the ability to elect to defer up to 20% of their basic compensation in excess of the qualified plan limits.  Pursuant to the terms of the plan, the Company will make a contribution on behalf of a participant equal to 5% of the participant’s basic compensation in excess of the qualified plan limits, and an additional contribution equal to a specified percentage of the participant’s pensionable compensation (as defined in the plan) in

January 11, 2008

excess of the qualified plan limit, which percentage is 10% for Messrs. Moffett and Adkerson and 4% for our other named executive officers.

The 5% Company contribution to the non-qualified plan noted above is based on the Company’s contributions to its 401(k) plan (the qualified plan).  The 401(k) plan provides that participants will receive a company contribution equal to 100% of the participant’s contributions to the plan not to exceed 5% of the participant’s basic compensation.  The purpose of the 5% company contribution in our non-qualified plan is to continue the 5% contribution found in the 401(k) plan on a participant’s basic compensation in excess of the qualified plan limits.

As described on page 28 of the Proxy Statement, we had a defined benefit program in place until June 30, 2000.  To compensate for the discontinuance of benefit accruals under the defined benefit plan, we decided that we prospectively would make an additional Company contribution to our 401(k) plan participants equal to 4% of each participant’s pensionable compensation up to the applicable IRS limits, and also an additional Company contribution of 4% of compensation in excess of such limits to participants in our non-qualified plan.  Further, because participants in a pension plan accrue most of their benefits in the last 10 years of service, we decided that employees who met certain age and service requirements as of June 30, 2000, would receive an additional 6% company contribution, for a total of 10%, to both the qualified and non-qualified plans.  As of June 30, 2000, the only two named executive officers who met the applicable age and service requirements were Messrs. Moffett and Adkerson, thus resulting in the 10% additional contribution for each.  As stated in our Response to Comment 18 in the Staff’s earlier comment letter, the purpose of the non-qualified plan is to make total retirement benefits for our employees who earn over the qualified plan limits commensurate with those available to other employees as a percentage of pay.

The personal benefits and perquisites we provide to our executive officers are described and quantified in footnote 6 to the Summary Compensation Table on pages 22-23 of the Proxy Statement.  We have historically provided our executive officers with these perquisites and personal benefits.  Our reasons for offering these benefits are summarized below:

➢
Personal use of company aircraft and vehicles, and the provision of security services and personnel – these benefits are designed to provide added levels of security to our executives and increase travel efficiencies, thus ensuring the executives’ ready availability on short notice and enabling the executives to focus more time and energy on Company matters.

➢
Financial and tax advice and personal use of Company facilities and personnel – these benefits are in place to provide executives with increased efficiencies in handling personal matters, which we believe also promotes the executives’ focus on Company business.

➢
Club memberships – we maintain memberships in various industry, social and civic clubs and organizations that we believe promote our business and the goodwill of our Company by providing important educational and networking opportunities for our executives.  We permit our executives to use these memberships for personal reasons, and we treat such use as a perquisite.

January 11, 2008

➢
Charitable matching contributions – this program is part of our overall contribution program, and is designed to encourage all employees, including our executives, to contribute to hospitals, community, educational and cultural institutions, and social service and environmental organizations, by providing that we will match such contributions up to certain limits.

➢
Expatriate benefits – we also provide additional benefits to employees, including our executives, who are asked to work in foreign locations.  These benefits are designed to compensate for the additional personal expenses and hardships incurred by the executive in providing such service.

___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.  In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters.  If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,

/s/ Douglas N. Currault II
Douglas N. Currault II

cc:           Corporate Personnel Committee
James R. Moffett
Richard C. Adkerson
Kathleen L. Quirk